Filed Pursuant to Rule 433
Registration Statement No. 333-149439
February 28, 2008

Dean Foods (the “Company”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-603-5847.
The information in this free writing prospectus supplements the base prospectus dated February 28, 2008 as follows:
1.	THE OFFERING.The Company has agreed to sell in this offering approximately 18.7 million shares of common stock. The transaction increases fully diluted shares outstanding by approximately 13%. The offering is being underwritten by Lehman Brothers. The sale is expected to close on March 5, 2008, subject to customary closing conditions.

2.	USE OF PROCEEDS. The Company intends to use the proceeds from the sale to reduce debt outstanding under its senior credit facility and for general corporate purposes, including potential future investments or strategic acquisitions.
•	The Company has noted that the operating environment in 2007 was extremely difficult and operating results were below the expectations the Company had when it recapitalized the balance sheet in March, 2007. As a result, the Company entered 2008 approximately a year behind its original debt reduction expectations.

•	Raising capital at this time should allow the Company to reduce its total outstanding debt to levels more consistent with the Company’s initial expectations and significantly reduce the Company’s interest expense in the years to come.

•	The Company also noted that several attractive tuck-in acquisition candidates in the Company’s core milk business have become available. As an example, the Company has recently completed the acquisition of Wells’ fluid dairy operations in Le Mars, Iowa and Rich Foods Dairy in Richmond, Virginia. The Company believes that both of these operations were acquired at attractive prices and will provide long-term benefits to the Company.

•	The increased balance sheet flexibility provided by the offering will allow the Company to selectively consider additional acquisitions as they become available.

3.	FEBRUARY 13, 2008 OUTLOOK. On February 13, 2008, in conjunction with the Company’s fourth quarter earnings release, the Company provided information about its outlook. Specifically the Company stated, among other things:
•	Its results would continue to be driven primarily by swings in the dairy commodity markets, including the organic milk market.
•	Dairy commodity markets have remained meaningfully above year ago levels, creating a significant drag on the Company’s near term earnings. In the first quarter, the Class I mover increased in January, declined in February and is expected decline in March.

•	As the Company looked beyond the first quarter, it found it difficult to have much confidence in current dairy commodity forecasts given unprecedented levels of dairy commodity market instability.

•	Given the volatility in the markets, it appears likely that the April Class I mover may be set above expected March levels. Beyond that, there is a wide disparity of expectations for the balance of the year.

•	Given the volatile trading in dairy commodities, prices may continue to materially fluctuate.
•	Additionally, organic milk supplies have begun to tighten, creating upward pressure on the price of raw organic milk. Therefore, it is difficult for the Company to predict WhiteWave Foods’ results for the balance of the year
•	On February 13, 2008, the Company stated that it expected earnings per share for the first quarter to be between $0.15 and $0.20 per share. For the full year 2008, the Company stated that it expected earnings per share to be at least $1.20 per share.

4.	FORWARD OUTLOOK UPDATE. The Company expects application of the proceeds of this offering will reduce interest expense for the balance of the year by approximately $20 million of in 2008. This reduction in interest expense should significantly offset the dilution from the increase in shares outstanding, resulting in only a modest impact on 2008 earnings per share.

As a result, the Company is reiterating its previously issued guidance of between $0.15 and $0.20 per share for the first quarter and at least $1.20 per share for the full year 2008.

FORWARD-LOOKING STATEMENTS
          Some of the statements herein are “forward-looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These “forward-looking” statements include statements relating to, among other things, projected sales, operating income, net income and earnings per share. These statements involve risks and uncertainties that may cause results to differ materially from the statements set forth herein. The Company’s ability to meet targeted financial and operating results, including targeted sales, operating income, net income and earnings per share depends on a variety of economic, competitive and governmental factors, including raw material availability and costs, the demand for the company’s products, and the Company’s ability to access capital under its credit facilities or otherwise, many of which are beyond the Company’s control and which are described in the Company’s filings with the Securities and Exchange Commission. The Company’s ability to profit from its branding initiatives depends on a number of factors including consumer acceptance of the Company’s products. The forward-looking statements herein speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.